Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

RECORD 2021 THIRD QUARTER RESULTS

Shakopee, MN – November 8, 2021 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported record financial results for the three and nine months ended September 30, 2021.

($ in thousands, except per share data and percentages)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	Increase	2021	2020	Increase
Net revenues(1)	$21,347	$13,300	60.5%	$46,445	$27,017	71.9%

Net income (1)	$2,757	$1,849	49.1%	$5,178	$923	461.0%

Adjusted EBITDA(1) (2)	5,176	1,211	327.2%	10,111	295	3323.1%

Basic EPS	$0.58	$0.39	48.7%	$1.09	$0.20	445.0%
Diluted EPS	$0.58	$0.39	48.7%	$1.09	$0.20	445.0%

(1)

Net revenues and net income for the nine month period ended September 30, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package that was passed and signed into law in December 2020.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Financial results for the nine months ended September 30, 2021 include the impact of the state-mandated closure of Canterbury Park which ended January 10, 2021 and capacity restrictions from January 11, 2021 to May 28, 2021, subsequent to which Canterbury Park operated without mandated capacity restrictions. Financial results for the three and nine months ended September 30, 2020 reflect the impact of the onset of the COVID-19 pandemic and closure of the Card Casino, simulcast, and special events operations at Canterbury Park from March 16, 2020 to June 9, 2020, after which the Company reopened in a limited capacity.

Management Commentary

“Canterbury Park’s operating momentum since our reopening continued as we generated record financial performance in the third quarter of 2021. Revenue grew 61% year over year to a record $21.3 million, while adjusted EBITDA grew 327% to $5.2 million,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “Operating without pandemic restrictions for a full quarter allowed us to generate our best-ever Card Casino revenue performance, with July and August reporting two of our three all-time record months for table games revenues. We benefited from improving visitation and strong spend per visit in the Card Casino throughout the quarter as we yielded our poker and table games at high levels and continued to generate more table games revenue from our higher value players due to our focused marketing efforts. Our racing and hospitality operations also benefited from more normalized conditions as we expanded our event calendar, ultimately leading to increased attendance at Canterbury Park.

“The 2021 live race meet, encompassing 65 days, generated record total handle and purses of $90.8 million and $15.5 million, respectively. Furthermore, we saw daily out-of-state handle grow roughly 4% over last year’s record and by nearly 179% compared to 2019. Our decision to schedule racing on Sundays instead of Mondays as we did in 2020 contributed to significant attendance growth. As race fans returned to Canterbury Park and wagered 87% more on-track than in 2020, we were encouraged to see out-of-state wagering handle remain at elevated levels. We also benefited in the quarter from the return of the Twin Cities Summer Jam, the addition of a seven-show concert series, and the return of our highly attended junk bonanza antique show.

“Importantly, while revenue levels returned to pre-pandemic levels during the 2021 third quarter, our ongoing efforts to manage labor and expenses continue to deliver higher margins and cash flow. Adjusted EBITDA as a percentage of total revenue was 24%, an increase from 22% in the 2021 second quarter, setting an all-time record for the second consecutive quarter. While labor shortages are likely to continue as longer-term challenges, including upward pressure on wage and benefit costs, we believe our active management of operating expenses and our ongoing work to implement efficiencies throughout the business will allow us to maintain margins at attractive levels going forward.

“Progress on the development of Canterbury Commons™ continued in the 2021 third quarter. Our many visitors that come to play at Canterbury Park are seeing a growing number of residential and commercial tenants who call Canterbury Commons home or come to work here each day. As the impact of the pandemic subsides, we are also seeing increased interest in the development from potential entertainment, hospitality, and retail partners who we believe will serve as additional anchors and drivers of traffic to our property. Canterbury Commons is on its way to becoming a pre-eminent residential, business, and entertainment center for Shakopee and the surrounding area, and we believe we are in the early stages of creating an attractive, pedestrian-friendly community that will also create long-term Card Casino, racing, and event growth opportunities.

“With our continued operating momentum, Canterbury remains well positioned to pursue strategic transactions where we can leverage our financial flexibility and operating expertise. Our evaluation of these opportunities is ongoing and we are excited by the potential they hold to further transform our business. As we continue unlocking Canterbury Commons’ value through land sales and development, we are creating new and significant long-term value for our shareholders. Our team has helped us successfully weather the storm of the COVID-19 pandemic and Canterbury Park has emerged a stronger company with an extremely bright future.”

Canterbury Commons Development Update

Leasing remains ongoing for the Phase 1 development of the upscale Triple Crown Residences at Canterbury Park. Sitework for the project’s second phase of roughly 300 apartments is underway; Canterbury Park and Doran Companies expect construction of the new Phase II apartments to begin in the spring of 2022.

Greystone Construction (“Greystone”) is now occupying the new 28,000 square foot office building it completed earlier this year and approximately 85% of the building is under contract, including a medical tenant that has leased a majority of the building’s first floor. Canterbury Park and Greystone, via their joint venture, continue to make progress on securing additional partners for the balance of the 13-acre site, with ongoing interest from potential hospitality and dining uses.

Pulte Homes of Minnesota commenced construction of 63 new row homes and townhome residences with potential sales and occupancy of the initial units beginning in the first quarter of 2022. In addition, the City of Shakopee approved Lifestyle Communities’ proposed development of a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Lifestyle Communities expects to begin construction in early 2022.

Developer and partner selection for the remaining approximately 90 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2021 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2021 increased 60.5% to a record $21.3 million, compared to $13.3 million for the same period in 2020. The year-over-year increase in net revenues reflects higher revenue generated across the Company’s operations as compared to the third quarter 2020. This was driven by a full quarter of more normalized operations in the third quarter 2021 as compared to the prior year, which contained limited operations and capacity restraints.

Operating expenses for the three months ended September 30, 2021 were $17.0 million, an increase of $4.7 million, or 38.5%, compared to operating expenses of $12.2 million for the same period in 2020. The year-over-year increase in operating expenses reflects a return to more normalized operations in the third quarter 2021 as compared to the third quarter 2020, primarily as a result of a return of substantially all of the Company’s operations in the third quarter 2021 while the prior year period was impacted by limited operations and active efforts to reduce expenses to preserve cash.

During the 2020 third quarter, the Company recorded a $2.3 million gain related to the transfers of land to the Doran Canterbury II and Canterbury DBSV joint ventures.

The Company recorded a loss from equity investment of $686,000 and $512,000 for the three months ended September 30, 2021 and 2020, respectively, primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures that are developing the Triple Crown Residences.

The Company recorded income tax expense of $1.1 million and $1.1 million for the three months ended September 30, 2021 and 2020, respectively.

The Company recorded net income of $2.8 million, or diluted earnings per share of $0.58, for the three months ended September 30, 2021. The Company recorded net income and diluted earnings per share of $1.8 million and $0.39, respectively, for the three months ended September 30, 2020.

Adjusted EBITDA, a non-GAAP measure, was a quarterly record $5.2 million in the 2021 third quarter compared to $1.2 million in the same period in 2020.

Summary of 2021 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2021 increased 71.9% to $46.4 million, compared to $27.0 million for the same period in 2020. This year-over-year increase reflects improved performance across the Company’s operations as a result of a return to normalized operations and full capacity in the third quarter 2021 as compared to the temporary suspension of operations from March 16, 2020 through June 9, 2020 and the limitations placed on operations upon reopening.

Operating expenses for the nine months ended September 30, 2021 were $38.0 million, an increase of $9.8 million, or 34.9%, compared to operating expenses of $28.1 million for the same period in 2020. This year-over-year increase in operating expenses reflects a return to normalized operations and full capacity in the second quarter 2021 as compared to the prior year temporary suspension of operations from March 16, 2020 through September 9, 2020 and the limitations placed on operations upon reopening.

During the 2021 second quarter, the Company recorded a $264,000 gain related to the sale of approximately 9.7 acres of land to Pulte Homes of Minnesota and Lifestyle Communities for $2.5 million.

The Company recorded a loss from equity investment of $2.0 million and $661,000 for the nine months ended September 30, 2021 and 2020, respectively. These losses from equity investments were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $2.1 million and $70,000 for the nine months ended September 30, 2021 and 2020, respectively.

The Company recorded net income of $5.2 million, or diluted earnings per share of $1.09, for the nine months ended September 30, 2021. The Company recorded net income and diluted earnings per share of $923,000 and $0.20, respectively, for the nine months ended September 30, 2020.

Adjusted EBITDA was $10.1 million for the nine months ended September 30, 2021 compared to adjusted EBTIDA of $295,000 in the same period of 2020.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2021 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 9, 2021.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding gains on sale/transfer of land, loss on disposal of assets, depreciation and amortization related to equity investments, grant money received from the Minnesota COVID-19 relief package, and interest expense related to equity investments. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and may be required to do so again in 2021, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

# # #

Investor Contacts:

Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

– Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Net Operating Revenues	$21,347,334	$13,300,014	$46,444,694	$27,016,828
Operating Expenses	(16,961,343)	(12,245,399)	(37,957,706)	(28,139,097)
Gain on Sale/Transfer of Land	-	2,275,458	263,581	2,275,458
Income from Operations	4,385,991	3,330,073	8,750,569	1,153,189
Other (Loss) Income, net	(505,384)	(343,064)	(1,439,564)	(159,655)
Income Tax Expense	(1,123,209)	(1,137,997)	(2,133,030)	(70,498)
Net Income	$2,757,398	$1,849,012	$5,177,975	$923,036
Basic Net Income Per Common Share	$0.58	$0.39	$1.09	$0.20
Diluted Net Income Per Common Share	$0.58	$0.39	$1.09	$0.20

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
NET INCOME	$2,757,398	$1,849,012	$5,177,975	$923,036
Interest income, net	(180,357)	(168,552)	(524,757)	(501,600)
Income tax expense	1,123,209	1,137,997	2,133,030	70,498
Depreciation	730,164	655,003	2,113,917	2,065,496
EBITDA	4,430,414	3,473,460	8,900,165	2,557,430
Gain on sale/transfer of land	—	(2,275,458)	(263,581)	(2,275,458)
Loss on disposal of assets	—	13,407	—	13,407
Depreciation and amortization related to equity investments	496,512	—	1,283,858	—
Interest expense related to equity investments	248,727	—	705,793	—
Other revenue, COVID-19 relief grants	—	—	(515,000)	—
ADJUSTED EBITDA	$5,175,652	$1,211,409	$10,111,235	$295,379